Mail Stop 3561

      							July 12, 2005


Via U.S. Mail and Fax (30-210-61-08-819)

Mr. Dimitris Kouvatsos
Chief Financial Officer
TIM Hellas Telecommunications S.A.
66 Kifissias Avenue
15125 Maroussi
Athens, Greece

	Re:	TIM Hellas Telecommunications S.A.
      Form 20-F for the Year Ended December 31, 2004
		File No. 000-29726

Dear Mr. Dimitris:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Year Ended December 31, 2004
Financial Statements and Notes
Recognition of Revenues, page F-14

1. We note that you have bundled arrangements and pre-paid packages to provide your products and services. Tell us the nature of various products and services within the arrangements and packages, and advise us how you allocate your revenues among these deliverables under the guidance of EITF 00-21.
2. We note in your policy disclosure that "[r]evenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point of sale (in the case of sales the Company`s retail outlets), while revenues from the sale of pre-paid airtime cards and the pre-paid airtime ... are recognized based on usage." Please expand your revenue recognition policy disclosure to explain your revenue earning processes for each of your products and services including, but not limited to, handsets and accessories, set up, monthly services and other value added services, and advise us. As part of your response, please also explain to us how your revenue recognition policies comply with the guidance in SAB 104.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Dimitris Kouvatsos
TIM Hellas Telecommunications S.A.
July 12, 2005
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